EXHIBIT 12.3

PG&E CORPORATION

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended September 30,	Nine Months Ended September 30,	Year Ended December 31,

	2011	2011	2010	2009	2008	2007	2006

Earnings:
Net income	$ 203	$ 771	$ 1,113	$ 1,234	$ 1,198	$ 1,020	$ 1,005
Income taxes provision	49	349	547	460	425	539	554
Fixed charges	244	686	850	877	907	937	845
Pre-tax earnings required to cover the preferred stock dividend of consolidated subsidiaries	(3)	(11)	(16)	(16)	(16)	(17)	(15)

Total Earnings	$ 493	$ 1,795	$ 2,494	$ 2,555	$ 2,514	$ 2,479	$ 2,389

Fixed Charges:
Interest and amortization of premiums, discounts and capitalized expenses related to short-term borrowings and long-term debt, net	$ 225	$ 633	$ 766	$ 798	$ 825	$ 865	$ 799
Interest on capital leases	4	12	18	19	22	23	11
AFUDC debt	12	30	50	44	44	32	20
Pre-tax earnings required to cover the preferred stock dividend of consolidated subsidiaries	3	11	16	16	16	17	15

Total Fixed Charges	$ 244	$ 686	$ 850	$ 877	$ 907	$ 937	$ 845

Ratios of Earnings to Fixed Charges	2.02	2.62	2.93	2.91	2.77	2.65	2.83

Note: For the purpose of computing PG&E Corporation’s ratios of earnings to fixed charges, “earnings” represent income from continuing operations adjusted for income taxes, fixed charges (excluding capitalized interest), and pre-tax earnings required to cover the preferred stock dividend of consolidated subsidiaries. “Fixed charges” include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, AFUDC debt, and earnings required to cover preferred stock dividends of consolidated subsidiaries. Fixed charges exclude interest on tax liabilities.